SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For November 2005
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration
Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4
(Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of November 2005, incorporated by reference herein:

Exhibit
99.1 Release dated November 17, 2005, entitled “CONSOLIDATION OF THE OFFSHORE
OPERATIONS OF DRDGOLD INTO EMPEROR MINES LIMITED (“EMPEROR”) AND
WITHDRAWAL OF CAUTIONARY ANNOUNCMENT”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: November17, 2005
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1

DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DRD)
(ISIN: ZAE 000058723)
(ARBN number 086 277 616)
(NASDAQ Trading Symbol: DROOY)
(“DRDGOLD” or “the company”)
CONSOLIDATION OF THE OFFSHORE OPERATIONS OF DRDGOLD INTO EMPEROR
MINES LIMITED (“EMPEROR”) AND WITHDRAWAL OF CAUTIONARY
ANNOUNCMENT

1.
INTRODUCTION

Shareholders are referred to the cautionary announcements dated 29 September 2005 and
27 October 2005.

QuestCo (Pty) Limited is authorised to announce that DRDGOLD has concluded a sale and purchase agreement with Emperor, in terms of which Emperor will acquire DRDGOLD’s wholly owned subsidiary, DRD (Isle of Man) Limited (“DRDIoM”), which in turn holds
DRDGOLD’s Papua New Guinea (“PNG”) assets, comprising a 20% interest in the Porgera
Mines Joint Venture, a 100% interest in the Tolukuma Gold Mine and all of DRDGOLD’s exploration tenements in PNG (“the gold assets”) (“the transaction”).

Currently, DRDGOLD, through DRDIoM, holds a 45.33% interest in Emperor, which is a gold mining company listed on the Australian Stock Exchange Limited. Emperor’s main asset is the Vatukoula gold mine, located on Fiji’s largest island, Viti Levu. Emperor also has an advanced stage exploration project, Tuvatu, located on Viti Levu.

Implementation of the transaction requires DRDGOLD shareholders to approve the ordinary resolution authorising the restructuring of DRDGOLD’s offshore operations, whereby
DRDGOLD will sell DRDIoM to DRDGOLD’s wholly-owned subsidiary, DRDGOLD
(Offshore) Limited (“DRD Offshore”), in terms of section 228 of the Companies Act 61 of
1973, as amended, (“the Act”) (“the restructuring”).

The JSE Limited (“the JSE”) has advised that the transaction, together with the restructuring, will be regarded as a Category 3 transaction.

2.
PURCHASE CONSIDERATION
The purchase consideration for the gold assets is US$230 million (“the purchase consideration”), which is subject to certain completion adjustments to reflect the change in the capital position of both Emperor and DRDIoM between 1 October 2005, which is the effective date, and completion of the transaction.

The purchase consideration will be settled by:
o    the issue of 751 879 699 new Emperor shares to DRD Offshore, issued at A$0.35 per share (“new Emperor shares”) which currently equates to US$200 million; and
o    US$30 million in cash (“the cash consideration”).

DRDGOLD intends to utilise the cash consideration for acquisitions and general working capital purposes.
3.
RATIONALE FOR THE TRANSACTION

On 27 October 2005, DRDGOLD announced the establishment of DRDGOLD South
African Operations (Proprietary) Limited (“DRDGOLD SA”) in order to consolidate
DRDGOLD’s South African operations. DRDGOLD SA will focus on South African and
African operations and growth opportunities. The sale of the gold assets to Emperor will result in DRDGOLD holding all of its Australasian assets in a single listed vehicle (“New
Emperor”). New Emperor will therefore focus on Australasian operations and growth opportunities.

The transaction allows DRDGOLD to establish two discrete management teams focussing on operations in Africa and Australasia. Consolidating all of the Australasian assets in a separately listed vehicle allows the geographic source of capital to match the geographic use of that capital.

Upon completion of the transaction and the issue of the new Emperor shares, DRDGOLD will hold approximately 90.5% of New Emperor. This majority control will allow DRDGOLD to make the necessary operational and structural changes to improve efficiencies and profitability in New Emperor.
DRDGOLD will not exercise its right to compulsorily acquire any of the shares held by non-
associated shareholders arising under section 664A of the Australian Corporations Act as a result of the new Emperor shares issued to it pursuant to the transaction.
4.
THE RESTRUCTURING

In order to implement the restructuring, DRDIoM will transfer the following material assets to DRD Offshore:
o   its 45.33% interest in Emperor; and
o   an A$8 million convertible loan facility which DRDIoM has advanced to Emperor, in terms of which DRDGOLD can elect to convert such debt facility into additional Emperor scrip at A$0.30 per Emperor share.

The restructuring involves the sale by DRDGOLD of DRDIoM to DRD Offshore, which requires DRDGOLD shareholder approval in terms of section 228 of the Act. The Securities
Regulation Panel (“the SRP”) has advised that, while the restructuring is an affected transaction as defined in the SRP Code, an independent fair and reasonable opinion on the restructuring is not required as it is an inter-group transaction between two wholly-owned subsidiaries of DRDGOLD.

5.
CONDITIONS PRECEDENT TO THE RESTRUCTURING AND THE TRANSACTION
The restructuring is subject, inter alia, to the following conditions precedent:
o     DRDGOLD
shareholder approval;
o
South African Reserve Bank (“SARB”) approval; and
o
other regulatory consents.

The transaction is subject, inter alia, to the following conditions precedent:
o     the restructuring becoming unconditional,
o     approval by the Australian Foreign Investment Review Board;
o     SARB
approval;
o     Emperor shareholder approval;
o     there being no material adverse change in either Emperor or the gold assets;
and
o     a number of regulatory and banking consents and approvals being obtained.
6.
AMENDMENT TO ARTICLES OF ASSOCIATION OF EMPEROR
Subsequent to the transaction, New Emperor will become a subsidiary company of
DRDGOLD as defined in the Act and the articles of association of New Emperor will therefore be amended to conform to Schedule 10 of the JSE Listings Requirements.

7.
UNAUDITED PRO FORMA FINANCIAL EFFECTS
The unaudited pro forma financial effects set out below have been prepared to assist shareholders to assess the impact of the restructuring and the transaction on the earnings, headline earnings, net asset value and tangible net asset value per DRDGOLD ordinary share. The material assumptions are set out in the notes following the table. These unaudited pro forma financial effects have been disclosed in terms of the Listings
Requirements of the JSE and do not constitute a representation of the future financial position of DRDGOLD on completion of the transaction. The directors are responsible for the unaudited pro forma financial effects.
Before the
transaction
(cents)
After the
transaction
(cents)
Change
Loss per share
(200)
(5)
98%
Headline loss per share
(114)
(129)
(13)%
Net asset value per share
208
376
81%
Tangible net asset value per share
208
376
81%
Notes:

1.   The loss and headline loss per share in the "Before the transaction" column of the table are based on the audited income statement of DRDGOLD for the financial year ended
30 June 2005.
2.   The loss and headline loss per share in the "After the transaction" column of the table are based on 257 695 796 DRDGOLD shares in issue (being the weighted average number of shares in issue for the year ended 30 June 2005), the audited income statements of Emperor for the year ended 30 June 2005, and the assumptions that the restructuring and the transaction became effective on 1 July 2004.
3.   The net asset value per share and tangible net asset value per share in the "Before the transaction" column of the table are based on the audited balance sheet of DRDGOLD at 30 June 2005 and 296 206 048 DRDGOLD shares in issue.
4.   The net asset value per share and tangible net asset value per share in the "After the transaction" column of the table are based on the audited balance sheets of Emperor at
30 June 2005 and the assumption that the transaction was completed on 30 June 2005.
5.
The pro forma financial effects have been prepared according to South African
Generally Accepted Accounting Practices and have not been audited.
8.
NEW EMPEROR CAPITAL RAISING

Emperor has announced its intention to raise approximately US$15 million through the placement of new shares following completion of the transaction (“the capital raising”). The capital raising would take place in early 2006 and would be used for a variety of capital programs across the three mines and to provide general working capital for New Emperor.
The capital raising will allow institutions to participate in New Emperor and will dilute
DRDGOLD’s shareholding.
9.
WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

DRDGOLD shareholders are advised that, having regard for the disclosures made in this announcement, caution is no longer required when dealing in their DRDGOLD shares.
10.
CIRCULAR TO SHAREHOLDERS

A circular to DRDGOLD shareholders will be issued in due course in terms of the requirements of the SRP (“the circular”).
The circular will include details of the gold assets, the restructuring and the transaction for information purposes in order to assist DRDGOLD shareholders in assessing the impact of the restructuring and the transaction.
Johannesburg
17 November 2005

Corporate Advisers
QuestCo
ANZ Investment Bank

Sponsor
Standard Bank